UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                    FORM 11-K



                             ANNUAL REPORT PURSUANT
                             TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                   For the fiscal year ended December 31, 2004


                         AMCORE FINANCIAL SECURITY PLAN
--------------------------------------------------------------------------------
                                             (Full title of the plan)

                             AMCORE FINANCIAL, INC.
--------------------------------------------------------------------------------
          (Name of issuer of the securities held pursuant to the plan)

       0-13393                                             36-3183870
--------------------------------------------------------------------------------
(Commission File Number)                      (IRS Employer Identification No.)


501 Seventh Street, Rockford, Illinois                        61104
--------------------------------------------------------------------------------
(Address of Principal Executive Offices)                    (Zip Code)

                                 (815) 968-2241
--------------------------------------------------------------------------------
              (Registrant's Telephone Number, Including Area Code)

                                 Not Applicable
--------------------------------------------------------------------------------
          (Former Name or Former Address, if Changed Since Last Report)

                         AMCORE FINANCIAL SECURITY PLAN

                       Financial Statements and Schedules

                           December 31, 2004 and 2003

     (With Report of Independent Registered Public Accounting Firm Thereon)

                         AMCORE FINANCIAL SECURITY PLAN



                                Table of Contents



                                                                          Page

Report of Independent Registered Public Accounting Firm                     1

Statements of Net Assets Available for Benefits                             2

Statements of Changes in Net Assets Available for Benefits                  3

Notes to Financial Statements                                               4

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)             12

Schedule H, Line 4j -Schedule of Reportable Transactions                   13

             Report of Independent Registered Public Accounting Firm



To the Trustees and Participants
AMCORE Financial Security Plan:


We have audited the accompanying statements of net assets available for benefits of the AMCORE Financial Security Plan (the "Plan") as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, Schedule H, line 4i - Schedule of Assets (Held at End of Year) and Schedule H, line 4j - Schedule of Reportable Transactions, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's administrator. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ KPMG LLP

Chicago, Illinois
June 17, 2005

                         AMCORE FINANCIAL SECURITY PLAN
                 Statements of Net Assets Available for Benefits
                           December 31, 2004 and 2003


                                                           2004           2003
                                                        -----------    -----------
Assets:
     Investments, at fair value:
        AMCORE common stock fund                        $28,987,133    $26,540,825
        Common trust fund - AMCORE Stable Asset Fund      9,489,834      9,682,453
        Mutual funds                                     51,786,838     52,706,842
        Participants' loans                                 232,599        195,580
                                                        -----------    -----------
                 Net assets available for benefits      $90,496,404    $89,125,700
                                                        ===========    ===========





See accompanying notes to financial statements

                         AMCORE FINANCIAL SECURITY PLAN
           Statements of Changes in Net Assets Available for Benefits
                     Years ended December 31, 2004 and 2003


                                                               2004           2003
                                                            -----------    -----------
Additions:
     Additions to net assets attributed to:
           Net appreciation in fair value of investments    $ 6,686,744    $12,735,462
           Interest                                              19,426         12,352
           Dividends                                          1,376,818      1,081,557
                                                            -----------    -----------
                                                              8,082,988     13,829,371
                                                            -----------    -----------
     Contributions:
        Employer                                              3,557,691      3,413,856
        Participant:
           Payroll withholding                                3,995,635      3,568,647
           Rollovers                                            489,635        344,235
                                                            -----------    -----------
                                                              8,042,961      7,326,738
                                                            -----------    -----------
                 Total additions                             16,125,949     21,156,109
                                                            -----------    -----------
Deductions:
     Deductions from net assets attributed to:
        Benefits paid to participants                       $14,708,878    $ 5,638,822
        Administrative expenses                                  46,367         17,622
                                                            -----------    -----------
                 Total deductions                            14,755,245      5,656,444
                                                            -----------    -----------
                 Net increase in net assets                   1,370,704     15,499,665
Net assets available for benefits:
     Beginning of year                                       89,125,700     73,626,035
                                                            -----------    -----------
     End of year                                            $90,496,404    $89,125,700
                                                            ===========    ===========

See accompanying notes to financial statements

                         AMCORE FINANCIAL SECURITY PLAN

                          Notes to Financial Statements

                           December 31, 2004 and 2003



(1)    Significant Accounting Policies

              Financial Statement Presentation

              Since the AMCORE Financial Security Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974 (ERISA), the Plan prepared its financial statements and supplemental schedules in accordance with the financial reporting requirements of ERISA rather than in accordance with Regulation S-X.

              Valuation of Investments

              If available, quoted market prices are used to value investments. The mutual funds are valued at quoted net asset values. Participants' notes are valued at face value which approximates market. Investment in AMCORE Stable Asset Fund is valued at net asset value which is determined based on the fair value of the underlying investments. AMCORE common stock is valued at the last reported sales price on the day of valuation.

              Security transactions are accounted for on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is accounted for on the accrual basis.

              Payment of Benefits

              Benefits are recorded when paid.

              Accounting Estimates

              The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan trustees to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

(2)    Plan Description

       The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

              General

              The Plan is a defined contribution plan covering substantially all employees of AMCORE Financial, Inc. and participating subsidiaries
              (AFI), who have completed ninety days of service and have reached the age of 18. It is subject to the provisions of ERISA.

                                                                     (Continued)

                         AMCORE FINANCIAL SECURITY PLAN

                          Notes to Financial Statements

                           December 31, 2004 and 2003


              Contributions

              Each year participants may contribute up to 100%, not to exceed $13,000, of their annual wages on a pretax basis in 2004 and $12,000 in 2003. If the participant is age 50 or older, the participant is entitled to contribute an additional "catch-up contribution" of up to $3,000 per year in 2004 and $2,000 in 2003. The first 3% of the employee's contribution is matched by the employer, dollar for dollar, and the next 2% is matched at 50%. Employer matching contributions are invested in AFI common stock. Effective April 1, 2003, all participants are allowed to sell any portion of their AFI common stock within the Plan and direct the proceeds to another investment choice within the Plan. Previously, only participants who were age 55 and older were permitted to transfer AFI common stock under the Plan.

              The employer contributes 3% of the participants' annual wages each year to a basic retirement account; these funds are set aside for retirement and, therefore, are not available for participant loans. These funds are allocated to investments in the same manner as the participants' contributions.

              Participant Accounts

              Each participant's account is credited with the participant's contributions and allocations of the employer's contribution and plan earnings, net of administrative expenses. Allocations are based on participant earnings, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. The Plan provides for a maximum contribution to a participant's account in any plan year of the lesser of $41,000 or 100% of the participant's compensation.

              Participant Rollover Accounts

              Employees are permitted to roll over amounts from a former employers' plan into the Plan at any time, even before becoming a participant. The employee has all the same investment options and benefits of the Plan as a participant.

              Payment of Benefits

              The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

              On termination of service, a participant may select one of several payment options such as: roll over, lump sum payments, or installment payments. Withdrawals by a participant are fully taxable, except for the return of after tax contributions, if any.

              Vesting

              Participants are immediately vested in both their contributions and that of the employer.

                                                                     (Continued)

                         AMCORE FINANCIAL SECURITY PLAN

                          Notes to Financial Statements

                           December 31, 2004 and 2003


              Investment Funds

              As of December 31, 2004, the assets of the Plan are segregated and maintained in 17 separate investment funds and the Participant Loan Fund as described below (see page 10 for additional information on Participant Loan Fund). Participants have the option to invest their account balance and contributions to their respective account in these funds except the Participants Loan Fund, AMCORE Common Stock Fund, and Stock Liquidity Fund in increments of whole percentages of their eligible earnings. Participants are limited to a maximum investment of 10% of their account to the AMCORE Common Stock Fund. Participants also have the option to change the allocation of their individual balances daily.

              During 2003, the Plan made two additional Mutual Funds available to participants: Fidelity Advisor Diversified International Fund (replaced Putnam Funds in the Plan) and Vanguard Total Stock Market Index.

              The Plan provides that fund assets be invested as follows:

                    AMCORE Common Stock Fund consists solely of AFI common stock, which is traded on NASDAQ under the symbol "AMFI." The employees have voting rights in all shares. Assets are held in a money market fund on a temporary basis until the AFI stock is purchased.

                    AMCORE Stable Asset Fund seeks to earn a high level of return, consistent with, and providing for, preservation of capital, high credit quality, liquidity to pay plan benefits, and reasonable tracking of interest rates. The Fund consists of a diversified portfolio of high-quality stable value investment contracts issued by life insurance companies, banks, and other financial institutions. The principal value of these assets remains stable regardless of stock and bond market fluctuations. The return is a blend of all of the rates of the various investments purchased by the Fund.

                    Stock Liquidity Fund serves as a temporary account to accumulate contributions to be allocated to the AMCORE Common Stock Fund. This fund invests in money market instruments.

                    American Funds Growth Fund of America seeks long-term capital growth. The Fund invests in common stocks of companies that appear to offer superior opportunities for growth of capital. The Fund may also hold cash or money market instruments. The size of the Fund's cash position will vary and will depend on various factors, including market conditions and purchases and redemptions of fund shares.

                    ING Small Company Fund seeks growth of capital. The Fund invests in a diversified portfolio of common stocks and securities convertible into common stocks of companies with smaller market capitalizations.

                    Fidelity Advisor Diversified International Fund seeks capital growth. The Fund invests primarily in common stocks of non-U.S. securities. The Fund allocates investments across countries and regions considering size of the market in each country and region relative to the size of the international market as a whole.

                                                                     (Continued)

                         AMCORE FINANCIAL SECURITY PLAN

                          Notes to Financial Statements

                           December 31, 2004 and 2003


                    Westwood Equity Fund seeks to provide capital appreciation. Under normal market conditions, the Fund invests at least 65% of its assets in common stocks and securities which may be converted into common stocks. The Fund invests in a portfolio of seasoned companies.

                    PBHG Mid-Cap Value seeks above-average total return over a three- to five-year market cycle, consistent with reasonable risk. The fund normally invests at least 65% of assets in equities of undervalued mid-capitalization issuers. Equity investments may include common and preferred stocks, warrants, and securities convertible into common stocks. The fund may invest up to 15% of assets in foreign securities, including American depository receipts.

                    Allianz RMC Innovation Fund seeks above-average total return over a market cycle of three to five years. The Fund invests in equity securities (primarily common stock) of companies with market capitalizations in the range of companies represented in the S&P Mid-Cap 400 Index which are considered to be relatively undervalued based on certain proprietary measures of value.

                    RS Diversified Growth Fund seeks long-term growth. The Fund invests primarily in small-capitalization growth companies across a broadly diversified mix of industry sectors and companies. The Fund invests primarily in stocks of companies with market capitalizations of up to $1.5 billion, but may invest in larger companies.

                    Vintage Government Assets Fund seeks to provide current income consistent with maintaining liquidity and stability of principal. The Fund invests exclusively in U.S. Treasury bills, notes and other obligations issued or guaranteed by the U.S. Government or its agencies or instrumentalities maturing in 397 days or less at date of purchase and in repurchase agreements collateralized by these securities.

                    Vintage Balanced Fund invests in a diversified portfolio of equity and fixed-income securities. The investment managers allocate holdings within established ranges to best take advantage of economic conditions, general market trends, interest rate levels, and changes in fiscal and monetary policy. Under normal market conditions, the Fund will invest up to 75% of its total assets in equity securities, with at least 25% of Fund assets invested in fixed income securities.

                    Vintage Bond Fund seeks income and capital appreciation, consistent with preservation of capital. The Fund invests primarily in a diversified portfolio of fixed-income securities, including corporate debt, U.S. Government, and mortgage-related securities. The Fund expects to maintain a dollar-weighted average portfolio maturity of four to ten years.

                    Vintage Equity Fund seeks long-term capital appreciation. The Fund invests at least 75% of total assets in equity securities, mainly large capitalization companies with strong earnings potential. The Fund attempts to achieve higher overall return while minimizing risk by investing in large capitalization companies.

                    Vintage Growth Fund seeks long-term capital growth. The Fund invests in companies with a range of capitalizations that exhibit a strong potential for price appreciation relative to other companies. The Fund invests in securities of companies believed to be in high growth industries,

                                                                     (Continued)

                         AMCORE FINANCIAL SECURITY PLAN

                          Notes to Financial Statements

                           December 31, 2004 and 2003


                    companies with products in niche markets, and securities which are temporarily undervalued.

                    Vintage Limited Term Bond Fund seeks total return through a combination of interest income from its investment and capital appreciation. The Fund expects to invest in a wide range of debt obligations of U.S. corporations within the three highest rating categories. The Fund may invest up to 25% of its total assets in securities rated within the fifth highest rating category, which are considered below investment grade securities.

                    Vanguard Total Stock Market Index Fund seeks to match the performance of a benchmark index that measures the investment return of the overall stock market. The Fund is designed to track the performance of the Wilshire 5000 Index which consists of all of the U.S. common stocks traded regularly on the New York and American Stock Exchanges and the NASDAQ over-the-counter market. The Fund typically invests all, or substantially all, of its assets in the 1,300 largest stocks in its target Index and in a representative sample of the remainder.

                    Participant loans are made to participants for hardship reasons only such as preventing eviction from or foreclosure on a principal residence, purchase of a principal residence, payment of college tuition for participant or dependent, payment of certain medical expenses, and for other unforeseeable hardships as approved by the Plan Committee.

(3)    Investments

       The following presents investments that represent 5% or more of the Plan's net assets:

                                                                     As of December 31,
                                                                  -------------------------
                                                                     2004          2003
                                                                  -----------   -----------
       AMCORE Common Stock Fund, 900,781 and
            978,644 shares, respectively*                         $28,987,133   $26,540,825
       Vintage Equity Fund, 841,264 and 1,351,779 shares,
            respectively                                           12,248,799    19,100,631
       AMCORE Stable Asset Fund, 395,245 and 407,682 shares,
            respectively                                            9,489,834     9,682,453
       American Funds Growth Fund, 312,587 shares in 2004           8,511,756            **
       Vintage Limited Term Bond Fund, 612,192 shares in 2003              **     5,950,510
       Vintage Government Assets Fund, 4,981,473 shares in 2003            **     4,981,473

       *    Nonparticipant directed
       ** Amount less than 5% of Plan Net Assets

       During 2004 and 2003, the Plan's investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated in value by $6,686,744 and $12,735,462, respectively, as follows:

                                                                     (Continued)

                         AMCORE FINANCIAL SECURITY PLAN

                          Notes to Financial Statements

                           December 31, 2004 and 2003



                                                     Years ended December 31,
                                                       2004            2003
                                                   ------------    ------------

AMCORE Financial, Inc. common stock                $  4,787,395    $  5,149,389
Shares of Vintage Funds                                 319,696       4,982,715
Shares of Other Mutual Funds                          1,475,882       2,396,665
AMCORE Stable Asset Fund                                103,771         206,693
                                                   ------------    ------------
                                                   $  6,686,744    $ 12,735,462
                                                   ============    ============

(4)    Nonparticipant-directed Investments

       Information about the net assets and the significant components of the change in net assets relating to the nonparticipant-directed investments is as follows:

                                                        As of December 31,
                                                   ----------------------------
                                                       2004            2003
                                                   ------------    ------------

Net assets - AMCORE Financial, Inc. common stock   $ 28,987,133    $ 26,540,825
                                                   ============    ============


                                                     Years ended December 31,
                                                   ----------------------------
                                                       2004            2003
                                                   ------------    ------------
Changes in net assets:
     Contributions/interfund transfers             $  1,998,946    $  1,980,604
     Net appreciation                                 4,338,340       5,025,666
     Net gain on sale of Plan investments               449,055         123,723
Benefits paid to participants                        (4,340,033)     (1,340,553)
                                                   ------------    ------------
           Net increase in net assets              $  2,446,308    $  5,789,440
                                                   ============    ============

(5)    Related Party Transactions

       Except for the common stock of the employer, American Funds Growth Fund of America, PBHG Mid-Cap Value, Allianz RMC Innovation Fund, RS Diversified Growth Fund, Westwood Equity, ING Small Company, Fidelity Advisor Diversified International Fund, and Vanguard Total Stock Market Index Fund, all plan investments are shares of mutual funds, a common trust fund, and money market deposits which are managed by an affiliate of AFI, AMCORE Investment Group, N.A., which is also the trustee as defined by the Plan, and, therefore, these transactions qualify as party-in-interest.

       Certain costs of administering the Plan are paid by AMCORE Financial, Inc. (the "Plan Sponsor"). The administration of the funds is performed by the Plan Sponsor. Administrative expenses totaled $46,367 and $17,622 for the years ended December 31, 2004 and 2003, respectively. The service provider is AMCORE Investment Group, N.A.; accordingly, the majority of fees to the Plan have been waived. AMCORE Stock earned dividends of $644,584 and $634,270 in 2004 and 2003, respectively.

                                                                     (Continued)

                         AMCORE FINANCIAL SECURITY PLAN

                          Notes to Financial Statements

                           December 31, 2004 and 2003


(6)    Plan Termination

       Although it has not expressed any intent to do so, AFI has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, the net income or loss to the date of termination, less any distribution expenses and liquidation costs, shall be distributed proportionately to the participants' accounts and participants will be entitled to receive the value of their accounts.

(7)    Participant Loans

       Participants are eligible to obtain loans from the Plan in the event of financial hardship as defined by the Plan. The loans are limited to the lesser of $50,000 or 50% of the accrued benefit of the participant under the Plan, excluding the participant's accrued benefit attributable to the basic retirement account. Participants' loans are charged interest at a rate which is based on prime at the date of the loan and is fixed for the life of the loan. Loan terms range from 1-5 years or up to 15 years for loans made for the acquisition of a primary residence. At December 31, 2004 and 2003, outstanding loans bear interest at rates of 4.0% to 9.5%. Loan repayments are made through automatic payroll deductions from each regular check received by the participant. The loans are collateralized by the participants' vested interest in the Plan and a participant may only have one loan outstanding at a time.

(8)    Income Tax Status

       The Internal Revenue Service has determined and informed the employer by letter dated April 28, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code
       (IRC). The Internal Revenue Service has also determined and informed the Company by a letter dated April 28, 1995, that the Plan is qualified and trust established under the Plan is tax-exempt, under applicable sections of the Internal Revenue Code. The Internal Revenue Service has also determined and informed the Company by a letter dated November 4, 2002, that it has made a favorable determination with regard to the Plan amendments dated November 19, 2001. The plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.

(9)    Subsequent Events

       Summary of Material Modifications regarding the Plan

       Due to a change in the law, AFI has amended the Plan, effective with respect to distributions made on or after March 28, 2005, related to automatic rollover provisions. If an employee terminates employment and the vested interest in the Plan does not exceed $5,000 and the employee does not elect either to receive or to roll over the distribution, then under the new law, the distribution must be rolled over to an individual retirement account (IRA).

       Investment Changes

       The Gabelli Westwood Equity Fund and PIMCO Innovation Fund names changed to Westwood Equity Fund and Allianz RMC Innovation Fund, respectively, during 2005.

       The Allianz RCM Innovation Fund closed completely on May 25, 2005 and merged into the Allianz RCM Global Technology Fund. Existing balances were transferred on May 25, 2005.

                                                                     (Continued)

       On June 6, 2005, the Plan holdings in the ING Small Company Fund were liquidated. The proceeds were invested into the Dreyfus Small Cap Stock Index Fund. A blackout period for the Plan was in effect from June 6, 2005 until June 10, 2005, during which participants were unable to direct or diversify the assets held in the ING Small Company Fund.

                                                                      Schedule 1

                         AMCORE FINANCIAL SECURITY PLAN
                    Schedule H, Line 4i - Schedule of Assets
                              (Held at End of Year)
                                December 31, 2004

                                                             Number of
                                                             shares or
                                                             principal                         Current
                       Description                            amount           Cost             Value
----------------------------------------------------       -------------  ---------------    -----------

Common stock:
     AMCORE Financial, Inc. *                                  900,781      $19,159,500      $28,987,133
Common trust fund:
     AMCORE Stable Asset Fund *                                395,245        8,730,068        9,489,834
Mutual funds:
     Stock Liquidity Fund                                      112,103          112,103          112,103
     American Funds Growth Fund                                312,587        7,309,890        8,511,756
     ING Small Company Fund                                     83,093        1,153,124        1,425,876
     Fidelity Advisory Diversified International Fund           97,601        2,450,275        2,795,280
     Westwood Equity Fund                                      259,462        2,226,731        2,571,266
     PBHG Mid-Cap Value Fund                                   201,118        3,224,391        3,728,735
     Allianz RCM Innovation Fund                                42,734          721,161          691,009
     RS Diversified Growth Fund                                 42,171          799,907          956,865
     Vintage Growth Fund*                                      360,003        4,541,864        3,412,829
     Vintage Balanced Fund*                                    241,343        3,312,827        2,857,496
     Vintage Bond Fund*                                        242,713        2,418,833        2,414,999
     Vintage Equity Fund*                                      841,264       17,488,300       12,248,799
     Vintage Government Assets*                              3,995,055        3,995,055        3,995,055
     Vintage Limited Term Bond Fund*                           470,619        4,547,313        4,508,530
     Vanguard Total Stock Market Index Fund                     54,092        1,401,533        1,556,240
                                                           -----------      -----------      -----------
                 Mutual funds                                                55,703,307       51,786,838
Participants' loans (Loan Fund), interest rates
     ranging from 4.0% to 9.5% and maturities                                        --          232,599
     ranging from April 29, 2005 to October 20, 2034
                                                                            -----------      -----------
                 Total investments                                          $83,592,875      $90,496,404
                                                                            ===========      ===========

* Asterisk denotes an investment in an entity which is a "party-in-interest" as defined by ERISA.

See accompanying report of independent registered public accounting firm.

                                                                      Schedule 2
                         AMCORE FINANACIAL SECURITY PLAN

            Schedule H, Line 4j - Schedule of Reportable Transactions

                          Year ended December 31, 2004


                                                                                               Current
                                                                                               value of
                                                                                               asset on
                                  Description             Purchase     Selling       Cost     transaction     Gain
Identity of party involved         of asset                price        price      of asset      date        (loss)
--------------------------  --------------------------   -----------  ----------  ----------  ----------   ----------
Vintage Mutual Fund*        Vintage Equity Fund           $  766,331  $      N/A  $  766,331  $  766,331   $      N/A
                                                                 N/A   7,886,421   7,986,789   7,886,421     (100,368)

American Funds              American Funds Growth Fund    $4,590,311  $      N/A  $4,590,311  $4,590,311   $      N/A
                                                                 N/A   1,082,354   1,076,667   1,076,667        5,687

*   Indicates party-in-interest


See accompanying report of independent registered public accounting firm.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the plan) has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.



                            AMCORE FINANCIAL SECURITY PLAN


                            /s/  John R. Hecht
                            ------------------------------------------------
                            John R. Hecht
                            Executive Vice President and Chief Financial Officer AMCORE Financial, Inc. Plan Administrator


Date:  June 28, 2005



EXHIBIT INDEX

23.1     Consent of Independent Registered Public Accounting Firm